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February 1, 2017

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Betselot Zeleke

Re:	Schwab Investments (File Nos. 33-37459 and 811-6200) (the “Registrant”)

Dear Mr. Zeleke:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 130 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 134 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on November 16, 2016. PEA No. 130 relates to the registration of shares of Schwab® U.S. Aggregate Bond Index Fund and Schwab® Short-Term Bond Index Fund (collectively, the “funds”), which are new series of the Registrant. The SEC staff’s comments were provided by you and Mr. DiStefano to Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on December 23, 2016.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 130, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please confirm that any information that needs to be updated or is missing from the Registration Statement will be provided in a future filing with the SEC.

Response: The Registrant hereby confirms that all information that needs to be updated or is missing from the Registration Statement will be provided in a future filing.

2.

Comment: Please confirm supplementally that each fund’s investments in other investment companies are not expected to result in the fund being subject to an amount of acquired fund fees and expenses that requires a separate “Acquired fund fees and expenses” line item in the fund’s “Fund fees and expenses” table.

Response: The Registrant notes that because each fund is an index fund that expects to invest substantially all of its assets in securities included in its respective index (and certain other non-investment company securities), each fund will make only limited investments in other investment companies and, as a result, each fund is expected to incur less than one basis point of such fees and expenses. Accordingly, each fund’s investments in other investment companies will not require an “Acquired fund fees and expenses” line item in the “Fund fees and expenses” table.

3.

Comment: Please confirm supplementally that the Registrant is aware of the possible impact to its investments in derivative instruments in light of Investment Company Release No. IC-31933 (the “Proposed Rule”), if adopted by the SEC.

Response: The Registrant is aware of the Proposed Rule and its possible impact to its investments in derivatives, if the Proposed Rule is adopted by the SEC.

4.

Comment: Please confirm that each type of derivative instrument in which the fund will principally invest is disclosed. Please also supplementally confirm that if either fund intends to write credit default swaps, it will segregate the full notional value of the swap.

Response: The Registrant confirms that the only type of derivatives in which each fund principally will invest are futures contracts. The Registrant also hereby confirms that to the extent either fund were to write a credit default swap with physical settlement, the fund’s policy would be to “cover” such position(s) or identify liquid assets (consistent with SEC staff guidance regarding Section 18 of the 1940 Act) equal to the full notional value of such swap(s) minus any amounts owed to the fund by the swap counterparty.

5.	Comment: Please include “Counterparty Risk” as a principal risk of the funds since the funds invest in derivatives.

Response: As discussed above, the only derivatives in which the funds principally invest are futures contracts. Because the futures contracts in which the funds invest are exchange traded, the Registrant does not consider counterparty risk to be a principal risk of investing in the funds and, as such, the funds respectfully decline to include the requested language.

6.	Comment: Please provide the disclosure required by Item 9 of Form N-1A regarding the principal investment strategies of each fund.

Response: The Registrant believes the current disclosure provided in response to Item 4 of Form N-1A sufficiently describes the principal investment strategies of each fund and that additional Item 9 disclosure would be redundant. Therefore, consistent with General Instruction C.3(a), which states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus”, no changes have been made in response to this comment.

7.

Comment: In response to Item 9, please add disclosure for each fund stating that each fund will provide at least 60 days’ written notice prior to making any changes to the fund’s 90% investment policy in accordance with Rule 35d-1.

Response: The Registrant has disclosed in the “Principal investment strategies” section of the Prospectus and the “Investment Policies” section of the Statement of Additional Information that each fund “will notify its shareholders at least 60 days before changing [its 90% investment policy].” Therefore, no changes have been made in response to this comment.

8.

Comment: In the “Investing in the funds” section of the Prospectus, the disclosure states that “Eligible Investors include, but are not limited to, qualified and non-qualified employee benefit plans (including but not limited to defined benefit plans, defined contribution plans, 401(k) plans), foundations and endowments, banks, trusts, investment companies and corporate capital and cash management accounts. Eligible Investors may also be shareholders who receive shares of a Schwab fund as a result of a reorganization of a fund.” If this is an exhaustive list of the types of investors that qualify as Eligible Investors, please consider clarifying the disclosure to indicate that the list includes all types of investors that qualify as Eligible Investors. If there are additional types of investors that qualify as Eligible Investors, please revise this disclosure to include these other types of investors and to clarify that the list is an exhaustive list.

Response: The disclosure has been revised as follows: “Eligible Investors include qualified and non-qualified employee benefit plans (including but not limited to defined benefit plans, defined contribution plans, 401(k) plans), foundations and endowments, banks, trusts, investment companies and corporate capital, cash management accounts and other institutional accounts as authorized by the funds. Eligible Investors may also be shareholders who receive shares of a Schwab fund as a result of a reorganization of a fund.”

9.	Comment: Please confirm supplementally that each fund will only offer one class of shares.

Response: The Registrant hereby confirms that each fund will only offer one class of shares.

10.

Comment: In the trustees and officers table in the “Management of the Funds” section of the Statement of Additional Information, please revise the table headings, as necessary, to distinguish between the “Independent Trustees” and the “Interested Trustees.”

Response: The disclosure has been revised as requested.

*        *        *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

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